

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, PA 19034

>   **Re: Kulicke and Soffa Industries, Inc.**
>   **Form 10-K for the fiscal year ended October 1, 2022**
>   **Form 10-Q for the quarterly period ended December 31, 2022**
>   **Response dated June 9, 2023**
>   **File No. 000-00121**

Dear Lester Wong:

We have reviewed your June 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2023 letter.

Form 10-K for the Fiscal Year Ended October 1, 2022

Notes to Consolidated Financial Statements
Note 16: Segment Information, page 68, page 68

1.   We have reviewed your response to comment 1 and have the following comments:

- We note that you currently believe your Aftermarket Product and Services ("APS") reportable segment consists of a single operating segment instead of six operating segments and that your Capital Equipment reportable segment consists of five operating segments instead of six operating segments. Considering you previously indicated in response to comment 2 in your letter dated April 12, 2023 that discrete financial information for each operating segment "is available to the CODM for his review during various updates throughout the financial year, including revenue outlooks, financial forecasts, business reviews and reports on operations" and that such "information is regularly reviewed by the CODM to make decisions about resources to be allocated to the component and assess its performance," we are unclear why you now believe APS consists of a single operating segment and why you no longer consider Wafer Level Bonder to be an operating segment. In doing so, clarify why the Wafer Level Bonder operating segment was collapsed into the Ball Bonder operating segment.

- We note that the "Executive Summary Review" includes business unit performance measures for the six historical APS operating segments, including gross margin and direct operating margin. Please confirm whether or not your CODM receives and reviews this monthly package and tell us how he uses such information.

- Explain in greater detail how you determined your Ball Bonder and Wedge Bonder operating segments have similar economic characteristics. In particular, address the differences in operating margin percentage during fiscal years 2021 and 2022 and how those variances compare to those in fiscal years 2018 and 2019.

- Tell us if you believe the proposed revisions to your operating segments represent an error under ASC 250.

- Explain how the proposed revisions to your operating segments impacted your assessments of the effectiveness of your internal controls over financial reporting and disclosure controls and procedures.

- Tell us in sufficient detail how the proposed changes to your operating segments impact the composition of your reporting units for goodwill impairment testing purposes. If the reporting units would have differed for historical periods, tell us how your historical goodwill impairment tests would have been impacted.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing